UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SORL AUTO PARTS, INC.

(Name of Issuer)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

291511805

(CUSIP Number)

Xiaoping Zhang

Shuping Chi

Xiaofeng Zhang

c/o SORL Auto Parts, Inc.

No. 1169 Yumeng Road

Ruian Economic Development District

Ruian City, Zhejiang Province, Zip 325200

People’s Republic of China

0086-577-65817720

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291511805

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xiaoping Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,087,527
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,087,527
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,087,527[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 47.1%[2]
14.	Type of Reporting Person (See Instructions) IN

1	The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), who collectively own 11,359,403 shares of the Company’s common stock.

2	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of April 1, 2019 as set forth in the Form 10-K filed by the Company for the fiscal year ended December 31, 2018.

CUSIP No. 291511805

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shuping Chi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,135,938
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,135,938
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,135,938[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.9%[2]
14.	Type of Reporting Person (See Instructions) IN

1	The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), who collectively own 11,359,403 shares of the Company’s common stock.

2	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of April 1, 2019 as set forth in the Form 10-K filed by the Company for the fiscal year ended December 31, 2018.

CUSIP No. 291511805

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Xiaofeng Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,135,938
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,135,938
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,135,938[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.9%[2]
14.	Type of Reporting Person (See Instructions) IN

1	The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), who collectively own 11,359,403 shares of the Company’s common stock.

2	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of April 1, 2019 as set forth in the Form 10-K filed by the Company for the fiscal year ended December 31, 2018.

This Amendment No. 1 (the “Amendment”) relating to the common stock, par value $0.002 per share (the “Common Stock”), of SORL Auto Parts, Inc., a Delaware corporation (the “Company”) is filed to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on behalf of each of Mr. Xiaoping Zhang, Ms. Shuping Chi, Mr. Xiaofeng Zhang (collectively, the “Reporting Persons”) on October 30, 2015 (the “Schedule 13D”). Except as amended or supplemented by this Amendment, all other information in the Schedule 13D is as set forth therein. Capitalized terms used in this Amendment and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The responses to Item 3 contained in the Schedule 13D are incorporated herein by this reference.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

The responses to Item 4 contained in the Schedule 13D are incorporated herein by this reference.

On April 25, 2019, Mr. Xiaoping Zhang, Ms. Shuping Chi, Mr. Xiaofeng Zhang and Ruili Group Co., Ltd. entered into a consortium agreement (the “Consortium Agreement”), pursuant to which the Consortium will cooperate in good faith in connection with an acquisition transaction (“Proposed Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below). The Consortium Agreement provides, among others, for: cooperation in engaging advisors; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the Proposed Transaction; and cooperation in preparing definitive documentation with respect to the Proposed Transaction. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) the nine (9)-month anniversary of the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement on the occurrence of other termination events, members of the Consortium have agreed to work exclusively with each other with respect to the Proposed Transaction and not to (a) make a competing proposal for the acquisition of control of the Issuer or (b) acquire or dispose of any securities of the Issuer.

On April 25, 2019, submitted a non-binding proposal (the “Proposal”) to the Company’s Board of Directors related to the proposed acquisition of all of the shares of the Common Stock not beneficially owned by the Consortium for cash consideration equal to US$4.26 per share.

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive documents and other related agreements mutually acceptable in form and substance to the Company and the Consortium. Neither the Company nor any member of the Consortium is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the Nasdaq Global Market.

References to the Proposal in this Amendment are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.4, and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 6 contained in the Schedule 13D are incorporated herein by this reference.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following thereto:

Exhibit 99.3: Consortium Agreement, dated April 25, 2019, by and among the Reporting Persons and Ruili Group Co., Ltd.

Exhibit 99.4: Proposal Letter from the Reporting Persons to the Board of Directors of SORL Auto Parts, Inc., dated April 25, 2019.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2019	XIAOPING ZHANG

	By:	/s/ Xiaoping Zhang

SHUPING CHI

	By:	/s/ Shuping Chi

XIAOFENG ZHANG

	By:	/s/ Xiaofeng Zhang